Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, Md. August 18, 2023 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fiscal quarter ended June 30, 2023.

The Company reported sales of $6,698,771 for the quarter ended June 30, 2023, versus $4,635,304 for the comparable period of last year.  The Company reported net income of $165,130 or $0.07 per basic and diluted share, compared to a net loss of $106,138, or $0.05 per basic and diluted share, for the same period last year.

Harvey Grossblatt - President and CEO said “positive sales trends continued in the June 30, 2023 quarter despite supply chain difficulties in obtaining components on a timely basis.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is distributor of safety and security devices. Founded in 1969, the Company has an over 55-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,
	2023	2022
Sales	$6,698,771	$4,635,304

Net Income (Loss):	165,130	(106,138)
Net Income (Loss) per share – basic and diluted	0.07	(0.05)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS

	June 30, 2023	June 30, 2022
Cash	$240,817	$255,881
Accounts receivable and amount due from factor	4,670,947	3,657,863
Inventory	2,878,373	6,753,229
Prepaid expense	280,594	291,829

TOTAL CURRENT ASSETS	8,070,731	10,958,802

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	313,550	477,007
OTHER ASSETS	—	4,000
TOTAL ASSETS	$8,384,281	$11,439,809

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$1,370,299	$2,836,627
Note payable – Eyston Company Ltd.	—	781,440
Short-term portion of operating lease liability	153,095	145,787
Accounts payable	831,915	2,532,534
Accrued liabilities	372,366	325,399
TOTAL CURRENT LIABILITIES	2,727,675	6,621,787

LONG-TERM OPERATING LEASE LIABILITY	132,659	285,754
TOTAL LONG-TERM LIABILITIES	132,659	285,754

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at June 30, 2023 and 2022	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(7,385,023)	(8,376,702)

TOTAL SHAREHOLDERS’ EQUITY	5,523,947	4,532,268
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,384,281	$11,439,809